RS Variable Products Trust
Sub-Item 77C

Meeting of Shareholders
A special meeting of the shareholders of the Trust was held on November
20, 2007.
At the meeting, the shareholders of the Trust elected Kenneth R. Fitzsimmons, Jr., Christopher C. Melvin, Jr., Gloria S. Nelund, and Terry R. Otton as trustees of the Trust. Judson Bergman, Jerome S. Contro, John W. Glynn, Jr., Anne M. Goggin, and Dennis J. Manning, trustees of the Trust at the time of the shareholder meeting who have been elected previously by shareholders, will continue their terms as Trustees.

Proposal To Elect Trustees:
Nominee			Votes For		Votes Withheld
Kenneth R. Fitzsimmons, Jr.	163,286,959.040	3,611,842.912
Christopher C. Melvin, Jr.	163,247,374.718	3,651,427.234
Gloria S. Nelund		163,076,808.679	3,821,993.273
Terry R. Otton			163,170,972.244	3,727,829.708